EXHIBIT 99

                                  Risk Factors

     An investment in our common stock is very risky and you should be able to bear a complete loss of your investment. Before purchasing any of our common stock, you should carefully consider the following risk factors, among others.

We have incurred significant losses and expect to continue to do so.

     To date, we have incurred significant losses. At December 31, 1999, our accumulated deficit was $3,182,150 and our working capital deficit was $349,320. For the year ended December 31, 1999, we incurred a net loss of $789,427 and for the year ended December 31, 1998, we incurred a net loss of $783,364. These losses have resulted primarily from:

     o significant costs associated with the acquisition of Nitros Franchise Corporation and SmithAgency.com in 1997, QuikBIZ Media in 1998 and G&L Group in 1999.

     o significant costs associated with the development of the QuikBIZ Mall and Quoteit.com.

     We expect to continue to incur operating losses in the future. There is no assurance that sales of our products and services will ever generate sufficient revenues to fund our continuing operations, that we will generate positive cash flow or that we will attain or sustain profitability.

We have a limited operating history.

     Although QuikBIZ was incorporated in 1984, it had no significant business operations until May 1997. David Bawarsky, our Chief Executive Officer, has been with us only since May 1997. Because of our limited operating history, you have limited information on which to assess our ability to realize operating revenues or profits in the future.

We will require additional financing.

     Lack of sufficient funding could force us to curtail substantially or cease our operations, which would have a material adverse effect on our business. In July 1999 we entered into an investment agreement ("Investment Agreement") with Swartz Private Equity, LLP ("Swartz") to raise up to $20 million through a series of sales of our common stock. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next 12 months may need to come primarily from the proceeds of the Investment Agreement. However, our ability to raise funds under the Investment Agreement is subject to certain conditions. These conditions include the continuing effectiveness of a registration statement covering the resale of the shares sold under the Investment Agreement and a limitation on the number of shares we may issue based on the volume of trading in the common stock. We anticipate that our future cash requirements may be fulfilled by improved sales of products and services, the sale of additional equity securities, debt financing and/or the sale or licensing of certain of our technologies. However, there can be no assurance that any future funds required in excess of the proceeds of the Investment Agreement will be generated from operations or from the aforementioned or other potential sources. There can also be no assurance that the required funds, if available, will be available on attractive terms or that the terms under which they are raised will not significantly dilute the interests of our existing shareholders.

The market for online commerce is still developing and is subject to a high degree of uncertainty.

     The market for online commerce is rapidly evolving and is subject to a high level of uncertainty. Our success will depend to a substantial extent on the willingness of the public to use online services as a method to purchase corporate communications products and media duplication services. Although members of management have considerable business experience, this is a new venture and members of management have limited experience in the operation and management of an Internet-based business.

The market in which we compete is subject to rapid technological change.

     Technology in the Internet industry changes rapidly, and our products and services, as well as the skills of our employees, could become obsolete quickly. Our success will depend, in part, on our ability to improve our existing services, develop new services and solutions that address the increasingly sophisticated and varied needs of our current and prospective clients, and respond to technological advances, emerging industry standards and practices and competitive service offerings.



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We could lose money on projects for which we set a fixed price.

     We currently bill for most of our services on a "time and materials" basis. However, we intend to increase the percentage of our work that is billed at a fixed price and the percentage of revenues from these fixed-price engagements. If we fail to estimate accurately the resources and time required for a project, to meet client expectations about the services to be performed, or to complete projects within budget, we will have cost overruns and, in some cases, penalties, which could have a material adverse effect on our business, financial condition and results of operations.

We rely upon key strategic relationships.

     We have established a number of strategic relationships with leading hardware and software companies, some of which can be terminated on short notice by the parties. These relationships are not supported by written agreements. The loss of any one of these strategic relationships could deprive us of the opportunity to gain early access to leading-edge technology, market products cooperatively with the hardware or software company, cross-sell additional services and gain enhanced access to vendor training and support, which could have a material adverse effect on our business, financial condition and results of operations.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

     We compete with advertising, video production and media duplication companies, many of whom are developing or can be expected to develop Internet strategies similar to ours. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services than we offer and have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not harm our business.

Protection of our intellectual property is limited and there is a risk of claims for infringement.

     We regard our copyrights, trademarks, trade secrets (including our methodologies, practices and tools), as important to our success. If others infringe or misappropriate our copyrights, trademarks or similar proprietary rights, our business could be hurt. In addition, although we do not believe that we are infringing the intellectual property rights of others, other parties might assert infringement claims against us. Such claims, even if not true, could result in significant legal and other costs and be a distraction to management. Protection of intellectual property rights in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, risks associated with intellectual property will increase.

We depend on David Bawarsky and James Lobel and the loss of either of their services could harm our business.

     We place substantial reliance upon the efforts and abilities of David Bawarsky, our Chief Executive Officer, and James Lobel, the President of SmithAgency.com. The loss of the services of either of them could have a material adverse effect on our business, operations, revenues or prospects. We presently have employment agreements with each of them. Mr. Bawarsky's employment agreement expires on June 15, 2003. Mr. Lobel's employment agreement expires on October 30, 2002. We have no assurance, however, that upon the expiration of their respective employment agreements they will remain in our employ. We do not maintain and we do not intend to obtain key man insurance on the lives of Messrs. Bawarsky and Lobel.

We may be subject to government regulation in the future that could adversely affect our business.

     Our Internet-related business, and the Internet industry generally, is presently not subject to extensive government regulation. However, because the Internet is still evolving, new laws or regulations may be implemented that


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specifically impact our business. New laws or regulations may address issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional communications services with Internet communications. There can be no assurance that in the future, as the Internet market develops, regulation of certain activities on the Internet will not be implemented and that such regulation will not adversely impact our business and operations.

Our stock price is volatile.

     The market price of our common stock has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, overall equity market conditions or other events or factors. Because our stock is more volatile than the market as a whole, our stock is likely to be disproportionately harmed by factors that significantly harm the market, such as economic turmoil and military or political conflict, even if those factors do not relate to our business. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us it could result in substantial costs and a diversion of management's attention and resources, which would hurt our business.

Trading in our common stock on the OTC Bulletin Board may be limited.

     Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq, you may have difficulty reselling any of the shares that you purchase from the selling shareholders.

Our common stock is subject to penny stock regulation.

     Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The regulations applicable to penny stocks may severely affect the market liquidity for our securities and could limit your ability to sell your securities in the secondary market.

A significant percentage of our common stock is held by our directors and executive officers, who can significantly influence all actions that require a vote of our shareholders.

     Our directors and executive officers currently own approximately 50% of our outstanding common stock. Accordingly, management is in a position to influence significantly the election of our directors and all other matters that are put to a vote of our shareholders.

The exercise of options and warrants may adversely affect our stock price and your percentage of ownership.

     If all of the warrants that may be issued to Swartz under the Investment Agreement are issued, there will be outstanding options and warrants to purchase 2,778,643 shares of common stock and preferred stock convertible into 18,643 shares of common stock, assuming that we issue a total of 1,000,000 warrants to Swartz under the Investment Agreement. The number of warrants that may be issued to Swartz under the Investment Agreement will fluctuate depending on the price at which we put shares to Swartz, which in turn will depend on the market price at the time of the puts. In the future, we may grant more warrants or options under stock option plans or otherwise. The exercise or conversion of stock options, warrants or other convertible securities that are presently outstanding or that may be granted in the future will dilute the percentage ownership of our other shareholders.
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